DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

April 21, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (**"Gamesa"**), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Investors Agenda

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/med

Ines Velasco
Legal Assistant

dlw 4/24

Enclosure
By Hand Delivery

Gamesa

Investors agenda

Investors agenda		
	Appointment	Date
Financial calendar	2007 Results Presentation Location: Madrid Time: 6:00pm (Madrid) / 5:00 pm (GMT)	28-02-08
	Presentation of 1st Quarters Results 2008	14-05-08
	Presentation of 1st Half Results 2008	29-07-08
	Presentation of 3rd Quarter Results 2008	14-11-08
	Presentation of 2nd Half Results 2008	28-02-09*
Roadshow Calendar	Milan-Frankfurt, Deutsche Bank	3-4 March
	Londres, Morgan Stanley	5-7 March
	NY, Boston, San Francisco, Citigroup	10-14 March
	Paris, Caja Madrid	1-2 April
	EWEC, Brussels Expo	1 April
	Zurich, Santander	16 April

* CNMV results presentation deadline.

END